FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number: 333-109343

Paramount Resources Ltd.
(Translation of registrant’s name into English)

888-3rd Street S.W.
Bankers Hall West, Suite 4700
Calgary, Alberta T2P 5C5
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS

The following exhibits are filed as part of this Form 6-K

Exhibit
99.1	Proxy for the Holders of Common Shares
99.2	Proxy for the Holders of Options to Purchase Common Shares
99.3	Notice of Special Meeting, Notice of Petition, Information Circular
99.4	Letter of Transmittal for Holders of Common Shares

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2005
PARAMOUNT RESOURCES LTD. (Registrant)
	By:	/s/ Charles E. Morin
		Name:	Charles E. Morin
		Title:	Corporate Secretary

EXHIBIT INDEX

Exhibit No.
99.1	Proxy for the Holders of Common Shares
99.2	Proxy for the Holders of Options to Purchase Common Shares
99.3	Notice of Special Meeting, Notice of Petition, Information Circular
99.4	Letter of Transmittal for Holders of Common Shares